4320 Forest Park Avenue, Suite 100

St. Louis, Missouri 63108

October 2, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Stereotaxis, Inc. Registration Statement on Form S-3
(Commission File No. 333-233846)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Stereotaxis, Inc. (the “Company”) hereby requests that the registration statement referred to above be declared effective on Friday, October 4, 2019, at 9:00 a.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Kimberly R. Peery
By:	Kimberly R. Peery
Chief Financial Officer

cc:	Robert J. Endicott
Bryan Cave Leighton Paisner LLP